NEWS RELEASE

PARAMOUNT ENERGY TRUST

FILES OIL AND GAS RESERVES INFORMATION

Calgary, AB – March 28, 2005 Paramount Energy Trust ("PET" or the "Trust") (TSX – PMT.UN) PET has filed its Annual Information Form (the "AIF") for the year ended December 31, 2004 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada. The AIF contains the statement and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators ("NI 51-101"). With this news release, PET is reporting these filings as required by NI 51-101. An electronic copy of the AIF may be obtained on PET's SEDAR profile at www.sedar.com or on PET's website at www.paramountenergy.com.

About PET

PET is a natural gas-focused Canadian energy trust. PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN". Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue S.W., Calgary, AB T2P 0J9

Telephone: (403) 269-4400

Fax: (403) 269-6336

Email: info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein in this news release.